October 13, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Tornier B.V.

Registration Statement on Form S-1 (File No. 333-167370)

Dear Mr. Mancuso:

On behalf of Tornier B.V. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-1 filed on June 8, 2010, as amended on July 15, 2010, August 11, 2010, September 14, 2010 and October 4, 2010 (the “Registration Statement”), in respect of the initial public offering of its ordinary shares and contained in your letter dated October 12, 2010 to the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 5 to the Registration Statement (the “Amendment”), which contains changes made in response to the Staff’s comments.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes.  References to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Principal Shareholders, page 134

1.                                       Comment:  We note your response to prior comment 9.  Please tell us why the disclosure of the beneficial ownership of Messrs. Kohrs and Carney in the table on page 134 and in the footnotes on page 135 does not mention the shares held by STAK.

Response:  The Company has revised the Registration Statement on pages 134 and 135 to comply with the Staff’s comment.

Exhibit 99.1

2.                                       Comment:  We may have further comment on your response to prior comment 3 depending on whether the exhibit mentioned in your October 12, 2010 letter addresses the following:

•                  The exhibit to be filed should be consistent with Rule 436, including the consent to use of Millennium Research Group’s name in your prospectus and the consent to use Millennium Research Group’s data as it appears in the prospectus, not merely as it appears in an attachment to an exhibit.

•                  The exhibit must be complete.  For example, we note section 1(b) of exhibit 99.1 refers to “Exhibit A attached hereto;” however, there does not appear to be any attachment.

•                  Why it is appropriate to include in your registration statement disclosure of data from Millennium Research Group given the disclaimer in section 2(a) of exhibit 99.1.

•                  How section 2(b) of exhibit 99.1 is consistent with Section 14 of the Securities Act.

Response:  The Company respectfully submits that further to conversations with Tom Jones of the Staff on October 8, 2010 and October 12, 2010, and further to the Company’s supplemental letter to the Staff dated October 12, 2010, it has deleted the previously filed Exhibit 99.1 and re-filed as Exhibit 99.1 to the Registration Statement the requested consent of Millennium Research Group to comply with the Staff’s comment.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors.  Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:                                 Mr. Tom Jones, Staff Attorney

Carmen L. Diersen, Global Chief Financial Officer

Cristopher Greer, Esq.